Tiberius Acquisition Corp.
3601 N Interstate 10 Service Rd W
Metairie, LA 70002

March 13, 2018

VIA EDGAR

Erin E. Martin, Special Counsel, Office of Financial Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549

Re:	Tiberius Acquisition Corp.
Registration Statement on Form S-1
Filed February 14, 2018, as amended
File No. 333-223098

Dear Ms. Martin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended,  the Registrant hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, March 15, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Michael T. Gray
Michael T. Gray
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller